UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Arco Platform Ltd.
(Name of Issuer)

Class A common shares, par value $0.00005 per share
(Title of Class of Securities)

G04553106
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106	SCHEDULE 13D	Page 2 of 25

1	NAME OF REPORTING PERSON General Atlantic L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 3 of 25

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 4 of 25

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 5 of 25

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 6 of 25

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 7 of 25

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP (Bermuda), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G04553106	SCHEDULE 13D	Page 8 of 25

1	NAME OF REPORTING PERSON General Atlantic (Lux) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G04553106	SCHEDULE 13D	Page 9 of 25

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G04553106	SCHEDULE 13D	Page 10 of 25

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G04553106	SCHEDULE 13D	Page 11 of 25

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G04553106	SCHEDULE 13D	Page 12 of 25

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 13 of 25

1	NAME OF REPORTING PERSON General Atlantic GenPar (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 14 of 25

1	NAME OF REPORTING PERSON General Atlantic Partners (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 15 of 25

1	NAME OF REPORTING PERSON General Atlantic Arco (Bermuda) 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 16 of 25

1	NAME OF REPORTING PERSON GA IS Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 17 of 25

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on February 14, 2022,  as amended by Amendment No. 1 dated December 1, 2022 with respect to the Class A common shares, par value $0.00005 per share (the “Class A common shares”) of Arco Platform Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), whose principal executive offices are located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i)	General Atlantic, L.P., a Delaware limited partnership (“GA LP”);

(ii)	GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP Bermuda LP”);

(iii)	General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”);

(iv)	General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”);

(v)	General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”);

(vi)	General Atlantic (SPV) GP (Bermuda), LLC, a Delaware limited liability corporation (“GA SPV Bermuda”);

(vii)	General Atlantic (Lux) S.à.r.l., a Luxembourg private limited liability company (“GA Lux”);

(viii) (ix) (x) (xi)

GAP Coinvestments III, LLC, a Delaware limited liability corporation (“GAPCO III”)

GAP Coinvestments IV, LLC, a Delaware limited liability corporation (“GAPCO IV”)

GAP Coinvestments V, LLC, a Delaware limited liability corporation (“GAPCO V”)

GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”)

(xii)	General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”);
(xiii) (xiv) (xv)

General Atlantic Partners (Lux), SCSp, a Luxembourg special limited partnership (“GAP Lux”);

General Atlantic Arco (Bermuda) 2, L.P., a Delaware limited partnership (“GA Arco”); and

GA IS Holding, L.P., a Bermuda exempted limited partnership (“GA IS”)

CUSIP No. G04553106	SCHEDULE 13D	Page 18 of 25

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP Bermuda IV, GAP Bermuda EU and GAP Lux are collectively referred to as the “GA Funds.” GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “Sponsor Coinvestment Funds.”

The address of GAP Bermuda LP, GenPar Bermuda, GAP Bermuda IV, GAP Bermuda EU, GA SPV Bermuda, GA Arco, and GA IS is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA Lux, GA GenPar Lux, and GAP Lux is Luxembourg is 412F, Route d’Esch, L-2086 Luxembourg. The address of each of the Sponsor Coinvestment Funds and GA LP is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The GA Funds and the Sponsor Coinvestment Funds share beneficial ownership of the Class A common shares held of record by GA Arco and GA IS. The general partner of GA Arco and GA IS is GA SPV Bermuda. The general partner of GAP Lux is GA GenPar Lux, and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda EU and GAP Bermuda IV, and the sole shareholder of GA Lux, is GenPar Bermuda. GAP Bermuda LP, which is controlled by the Management Committee of GASC MGP, LLC (the “Management Committee”), is the general partner of GenPar Bermuda and the managing member of GA SPV Bermuda. GA LP, which is also controlled by the Management Committee, is the managing member of GAPCO III, GAPCO IV and GAPCO V, and the general partner of GAPCO CDA. As of the date hereof, there are nine members of the Management Committee. Each of the members of the Management Committee disclaims ownership of the Class A common shares except to the extent he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the Management Committee is as a managing director of GA LP.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The description of the Transaction (as defined below) under Item 4 is incorporated herein by reference in its entirety. GA IS acquired 2,919,432 Class A common shares in exchange for an aggregate of 40,175,006 shares of INCO Limited, comprising of 18,718,178 Series A preferred shares, 14,038,631 Series A-1 preferred shares and 7,418,197 Series B preferred shares of INCO Limited.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On January 2, 2023 GA IS, as a shareholder of INCO Limited, acquired 2,919,432 Class A common shares in connection with the Company’s acquisition of INCO Limited which closed on January 2, 2023 (the “Transaction”). Pursuant to the Transaction, GA IS received shares of the Company in consideration for the shares of INCO Limited owned by GA IS. GA IS may be entitled to receive up to an additional 121,644 Class A common shares that are subject to holdback provisions for a period of eighteen (18) months in connection with the Transaction.

CUSIP No. G04553106	SCHEDULE 13D	Page 19 of 25

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)          The percentages used herein are calculated based upon on an aggregate of 31,174,689, the sum of (i) 29,450,551 Class A common shares reported by the Company to be outstanding as of April 8, 2022 as reflected in the Company's proxy statement, filed on Form 6-K (the “Form 6-K”) with the U.S. Securities and Exchange Commission on April 13, 2022 and (ii) 1,724,138 Class A common shares that would result if all convertible notes of the Company held by the Reporting Persons were converted into Class A common shares at the initial conversion price of US$29 per share.

By virtue of submitting the Proposal, the Reporting Persons may be deemed to be members of a “group” with Dragoneer (as defined below) and the Founders that own Class A Common Shares and Class B Common Shares pursuant to Section 13(d) of the Exchange Act as a result of jointly submitting the proposal. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Common Shares beneficially owned by any other reporting person(s), Dragoneer or the Founders. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Common Shares or Class B Common Shares of the Company that are beneficially owned by any other reporting person(s), Dragoneer or the Founders. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s), Dragoneer or the Founders.

Based on the Schedule 13D filed by Dragoneer Adviser and Marc Stad (collectively “Dragoneer”) with the SEC on December 1, 2022 and supplemental information provided to the Reporting Persons by Dragoneer, Dragoneer beneficially owns 5,013,675 Class A Common Shares, which includes (i) 1,565,395 Class A Common Shares, and (ii) 3,448,280 Class A Common Shares issuable upon conversion of all the 2028 Convertible Notes held by Dragoneer. Based on (i) 29,450,551 Class A Common Shares reported outstanding as of April 8, 2022 in the Form 6-K and (ii) 3,448,280 Class A Common Shares issuable on conversion of all the 2028 Convertible Notes held by Dragoneer, Dragoneer beneficially owns approximately 15.2% of the outstanding Class A Common Shares, as calculated in accordance with Rule 13d-3(d)(1)(i).

Based on the Schedule 13G filed by each of the Founders with the SEC on December 2, 2022, Oto Brasil de Sá Cavalcante beneficially owns 19,103,363 Class B Common Shares, which represent approximately 69.7% of the total number of Class B Common Shares reported to be outstanding as of April 8, 2022 in the Form 6-K, and voting power of approximately 63%, and Ari de Sá Cavalcante Neto beneficially owns 344,182 Class A Common Shares and 8,297,485 Class B Common Shares, which represent approximately 1.3% and 30.3% of the total number of Class A Common Shares and Class B Common Shares reported to be outstanding as of April 8, 2022 in the Form 6-K, and voting power of approximately 27.5%. In each case the percentage of total voting power represents voting power with respect to all Class A Common Shares and Class B Common Shares, as a single class. Each Class B Common Share may be converted into one Class A Common Share at the option of the holder.

Accordingly, in the aggregate, the Reporting Persons, Dragoneer and the Founders may be deemed to beneficially own 38,576,209 Class A Common Shares, comprised of an aggregate of 6,012,943 Class A Common Shares, 5,172,418 Class A Common Shares issuable on conversion of the 2028 Convertible Notes and 27,400,848 issuable on conversion of Class B Common Shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 62.2% of the total number of Class A Common Shares based on (i) 29,450,551 Class A Common Shares reported outstanding as of April 8, 2022 in the Form 6-K and (ii) an aggregate of 32,573,266 Class A Common Shares issuable on conversion of all the 2028 Convertible Notes and all the Class B Common Shares beneficially owned by the Reporting Persons, Dragoneer and the Founders.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 5,827,504 Class A common shares that may be deemed to be beneficially owned by each of them.

(c) Except as previously reported or as set forth in this Item 5(c), Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A common shares during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

CUSIP No. G04553106	SCHEDULE 13D	Page 20 of 25

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

No material change.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (as previously filed)

Exhibit 2:	Joint Bidding Agreement entered into by and among the Bidding Group, dated November 30th, 2022 (previously filed)

Exhibit 3:	Non-Binding Indication of Interest to the Board of Directors of Arco Platform Limited, dated November 30th, 2022 (previously filed)

CUSIP No. G04553106	SCHEDULE 13D	Page 21 of 25

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 5, 2023

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner
By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. G04553106	SCHEDULE 13D	Page 22 of 25

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA), L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA), L.P., its general partner

By:	/s/ Michael Gosk
	Name: Title:	Michael Gosk Managing Director

GENERAL ATLANTIC (SPV) GP (BERMUDA) LLC

By:	GAP (BERMUDA) L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (LUX) S.À.R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name: Title:	Gregor Dalrymple Manager B

CUSIP No. G04553106	SCHEDULE 13D	Page 23 of 25

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. G04553106	SCHEDULE 13D	Page 24 of 25

GENERAL ATLANTIC GENPAR (LUX) SCSp

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name: Title:	Gregor Dalrymple Manager B

GENERAL ATLANTIC PARTNERS (LUX), SCSp

By:	GENERAL ATLANTIC GENPAR (LUX) SCSp, its general partner

By:	GENERAL ATLANTIC (LUX) S.À.R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name: Title:	Ingrid van der Hoorn Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

GENERAL ATLANTIC ARCO (BERMUDA) 2, L.P.

By:	GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:	GAP (BERMUDA) L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. G04553106	SCHEDULE 13D	Page 25 of 25

GA IS HOLDING L.P.

By:	GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:	GAP (BERMUDA) L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the Management Committee (as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martín Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR